UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                          NORLAND MEDICAL SYSTEMS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   656031-10-1
                                 (CUSIP Number)

                               Reynald G. Bonmati
                                  Premium Point
                             New Rochelle, NY 10801
                                 (914) 576-1595
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-2(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits, should be filed with the Commission. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 656031-10-4                                                Page 2 of 7

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Reynald G. Bonmati (Social Security Number ###-##-####)

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ( )
                                                                         (b) (x)
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     00
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) (  )
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. citizen
--------------------------------------------------------------------------------
NUMBER OF     7  SOLE VOTING POWER
SHARES
BENEFICIALLY     1,486,463
OWNED BY
EACH          ------------------------------------------------------------------
REPORTING
PERSON        8  SHARED VOTING POWER
WITH
                 14,193,830
              ------------------------------------------------------------------
              9  SOLE DISPOSITIVE POWER

                 1,486,463
              ------------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER

                 14,193,830

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,680,293

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)(  )
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

--------------------------------------------------------------------------------

CUSIP No. 656031-10-1                                                Page 3 of 7

                           Statement on Schedule 13D/A

         This Amendment amends and supplements the Statement on Schedule 13D of Reynald G. Bonmati filed with the Securities and Exchange Commission on January 14, 2000, (the "Original Statement") with respect to the beneficial ownership by such person of shares of common stock, $.0005 par value per share ("Common Stock"), of Norland Medical Systems, Inc., a Delaware corporation ("Issuer"). The filing of this Amendment is occasioned by errors in the reporting of certain transfers of the shares as described herein. This Amendment takes the place of the Original Statement.

         The undersigned participated in a number of transactions at the end of December, 1999 that have triggered the filing of the Original Statement. On December 30, 1999, the undersigned made an open market sale of 80,000 shares of Common Stock at $.50 per share.

         On December 31, 1999, the undersigned received a distribution from Novatech Ventures, L.P. ("Novatech Ventures") of which the undersigned is a partner, of 558,801 shares of Common Stock in repayment of an advance to Novatech Ventures in the amount of $311,704. Novatech Ventures owned shares needed to satisfy the debt after receiving a distribution of 2,397,846 shares from Norland Partners, L.P. ("Novatech Partners") of which Novatech Ventures is a partner. As of December 31, 1999, Norland Partners had distributed all of its 7,735,201 shares to its partners.

         The undersigned did not, as reported in the Original Statement, receive a distribution of 1,685,577 shares from Novatech Management Corporation ("Novatech Management"), of which the undersigned is a principal stockholder and President. Novatech Management, after receiving 2,975,106 shares from Norland Partners (as part of the distribution to its partners referenced above), did not, as reported in the Original Statement, distribute all of the Issuer's securities then held to its two shareholders (of which the undersigned is one).

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock of Norland Medical Systems, Inc. The principal executive office of the Company are located at 106 Corporate Park Drive, Suite 106, White Plains, New York 10604.

CUSIP No. 656031-10-1                                                Page 4 of 7


ITEM 2.  IDENTITY AND BACKGROUND.

         The person filing this statement is Reynald G. Bonmati, whose residence address is Premium Point, New Rochelle, New York 10801. The undersigned is Chairman of the Board, President, Treasurer and a Director of the Company. The undersigned is also a managing director of Norland Medical Systems B.V. ("NMS BV"); President and a Director of each of Novatech Resource and Novatech Management; and a managing member of Bones, L.L.C. ("Bones"), each entity being a stockholder of the Issuer. Novatech Management is the sole general partner of Norland Partners.

         During the past five years, the foregoing party has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The undersigned received a distribution from Novatech Ventures, of which the undersigned is a partner, of 558,801 shares of Common Stock in repayment of an advance to Novatech Ventures in the amount of $311,704.

ITEM 4.  PURPOSE OF TRANSACTIONS.

         The reporting person has no present plans or proposals that relate to or would result in or cause:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No. 656031-10-1                                                Page 5 of 7


         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corres-ponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) a class of securities of the Issuer being de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      any action similar to any of those enumerated above.

         The filing person reserves the right to adopt such plans and proposals subject to applicable regulatory requirements, if any; and to transfer securities of the Issuer directly and/or sell securities of the Issuer in the open market.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of November 12, 1999, there were 25,956,278 shares of Common Stock of the Issuer outstanding. Mr. Bonmati may be deemed to be the beneficial owner of 15,680,293 shares of Common Stock (or 60.4% of the total shares outstanding). This figure includes: (i) 1,486,463 shares owned directly by Mr. Bonmati; (ii) 3,371,155 shares owned by Novatech Management Corporation; (iii) 500,000 shares owned by NMS BV; (iv) 87,842 shares owned by Novatech Resource;
(v) 10,234,833 shares owned by Bones.

         Mr. Bonmati may be deemed to beneficially own the shares owned by NMS BV, Novatech Resource, Bones and Novatech Management due to his relationship with such entities. Mr. Bonmati is a managing director of NMS BV. Bones is a stockholder of NMS BV. Mr. Bonmati is President and a principal stockholder of Novatech Resource, and President and a principal stockholder of Novatech Management. Beneficial ownership of the stock owned by NMS BV, Novatech Resource, Bones and Novatech Management is disclaimed by Mr. Bonmati, except to

CUSIP No. 656031-10-1                                                Page 6 of 7

the extent of his proportionate interest in such entities. The above ownership figures do not include a total of 45,966 shares of Common Stock owned by Mr. Bonmati's wife, as trustee of trusts benefiting their children, with respect to which Mr. Bonmati disclaims beneficial ownership.

         (b) Mr. Bonmati has sole power to vote and dispose of 1,486,463 shares owned directly by Mr. Bonmati and shared power to vote and dispose of (i) 500,000 shares owned by NMS BV; (ii) 87,842 shares owned by Novatech Resource;
(iii) 10,234,833 shares owned by Bones; and (iv) 3,371,155 shares owned by Novatech Management.

         (c) There have been no transactions in securities of the Issuer effected during the past sixty days by the undersigned other than as described herein.

         (d) Except as set forth in this Amended Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting persons.

         (e)      Item 5(e) is not applicable to this Amended Statement.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
         OR RELATIONSHIPS WITH RESPECT TO THE
         SECURITIES OF THE COMPANY

         Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         N/A

CUSIP No. 656031-10-1                                                Page 7 of 7




                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2000


                               Reynald G. Bonmati
                              -------------------------
                               Reynald G. Bonmati